SOLUNA HOLDINGS, INC.

325 Washington Avenue Extension

Albany, New York 12205

February 11, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

ATTN: Alexandra Barone

Re:	Soluna Holdings, Inc.
Registration Statement on Form S-3
File Number 333-262594
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Soluna Holdings, Inc. (the “Registrant”) hereby requests acceleration of the registration statement on Form S-3 (File No. 333-262594) to February 15, 2022, or as soon as practicable thereafter.

In connection with this request, the Registrant acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact our legal counsel, Penny Somer-Greif, of Baker, Donelson, Bearman, Caldwell & Berkowitz, PC, at (410) 862-1141, if you have any questions concerning this request.

Very truly yours,

Soluna Holdings, Inc.

By:	/s/ Michael Toporek
Name:	Michael Toporek
Title:	Chief Executive Officer